Exhibit 99 (a)(1)
CTM MEDIA HOLDINGS, INC.
 11 Largo Drive South
Stamford, CT 06907
(203) 323-5161

OFFER TO PURCHASE FOR CASH BY
 CTM MEDIA HOLDINGS, INC.
 UP TO AN AGGREGATE OF 2,790,013 SHARES OF
CLASS A COMMON STOCK AND/OR CLASS B COMMON STOCK
 AT A PURCHASE PRICE OF $1.10 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 16, 2009, UNLESS THE OFFER IS EXTENDED.

       This Offer to Purchase relates to the tender offer of CTM Media Holdings, Inc., a Delaware corporation (“CTM”, the “Company”, “we” or “us”), to purchase up to an aggregate of 2,790,013 shares of its Class A common stock, $0.01 par value per share, and/or Class B common stock, $0.01 par value per share, or any combination thereof, up to a maximum of 2,790,013 shares in the aggregate. We are offering to purchase the shares at a price of $1.10 per share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated November 17, 2009, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.”

       All shares properly tendered and not properly withdrawn will be purchased at the $1.10 per share purchase price, upon the terms of the Offer, including proration. Shares not properly tendered will be returned to the tendering stockholders at our expense promptly after the Expiration Date. See “Section 1. Number of Shares; Proration.”

    Any stockholder desiring to tender all or any portion of such stockholder’s shares in the Offer should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by the instructions to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and either deliver the certificates for such shares along with the Letter of Transmittal to the Depositary or tender such shares pursuant to the procedures for book-entry transfer set forth in “Section 3. Procedures for Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such stockholder. Any stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such shares.

             Any stockholder who desires to tender shares and whose certificates evidencing such shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such shares by following the procedures for guaranteed delivery set forth in “Section 3. Procedures for Tendering Shares.”

       The Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions. See “Section 6. Certain Conditions of the Offer.”

       Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Leslie B. Rozner, our Chief Financial Officer and Corporate Secretary, 11 Largo Drive South, Stamford CT 06907. Such copies will be furnished promptly at our expense.

       Our Board of Directors has unanimously approved the Offer. However, neither we nor our Board of Directors make any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender. There is no restriction on our directors and executive officers participating in the Offer. However, our directors and executive officers have indicated that they will not tender shares beneficially owned by them in the Offer.

       No person has been authorized to make any recommendation on our behalf as to whether stockholders should tender or refrain from tendering shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in this Offer or in the Letter of Transmittal. If given or made, such recommendation, information or representations must not be relied upon as having been authorized by us.

SUMMARY TERM SHEET

The following summary section answers some of the questions you may have about this Offer. However, the summary does not describe all of the details of the Offer. You should carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal for more complete information. Where appropriate, we have included references to certain sections of this document where you will find a more complete discussion of each of the topics mentioned in the summary.

Who is offering to buy my shares?

We are offering to purchase up to an aggregate of 2,790,013 shares of our Class A common stock, $0.01 par value per share, and/or Class B common stock, $0.01 par value per share, or any combination thereof, up to a maximum of 2,790,013 shares in the aggregate. See “Section 9. Certain Information about CTM Media Holdings” for more detailed information about CTM.

What class and amount of shares are sought in the Offer?

We are offering to purchase up to an aggregate of 2,790,013 shares of our Class A common stock and/or Class B common stock, or any combination thereof, up to a maximum of 2,790,013 shares in the aggregate, or any lesser number of Class A and/or Class B shares that stockholders properly tender in the Offer. Subject to the conditions and proration procedures set forth below, we will accept all shares of either class that are properly tendered and not withdrawn up to an aggregate of 2,790,013 shares. We reserve the right to purchase additional shares of up to 2% of the outstanding shares of each class of common stock, subject to applicable legal requirements. All shares of Class A and Class B common stock will be subject to the same terms and condition in this tender offer, including, but not limited to, proration. See “Section 1. Number of Shares; Proration” for a more detailed discussion of the Offer.

How many shares of common stock does CTM have outstanding?

As of November 16, 2009, there were 1,258,818 Class A shares outstanding and 6,923,450 Class B shares outstanding. On that date there were also outstanding 1,090,775 shares of our Class C common stock, $0.01 par value per share. The shares we are offering to purchase represent approximately 34% of the total combined outstanding Class A and Class B shares, and 30% of all shares of common stock outstanding, as of that date.

How much is CTM offering to pay for my shares and what is the form of payment?

We are offering to purchase the shares for a cash purchase price of $1.10 per share (the “Purchase Price”). Stockholders whose shares are purchased in the Offer will receive the cash Purchase Price promptly after the expiration date. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, December 16, 2009 (the “Expiration Date”), unless it is extended by us. We will not pay interest on the Purchase Price under any circumstances.

How was the offer price determined?

Our Board of Directors has determined to offer $1.10 per share after considering recent stock trading activity and price ranges for our shares leading to there being limited opportunities for liquidity available for CTM stockholders as well as our current financial condition.

Does the Purchase Price accurately reflect the intrinsic value of my shares?

        Not necessarily. We do not represent that the Purchase Price accurately reflects the intrinsic value of the shares. Since our common stock was distributed by IDT Corporation (“IDT”), our former parent corporation, to its stockholders on September 14, 2009 (which we refer to as the “Spin-Off”), there has been a limited public trading market for our Class A common stock and Class B common stock. There were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink OTC Markets and trade under the symbols “CTMMA” and “CTMMB,” respectively. Because there is no established public trading market for our stock, and because of the limited and sporadic nature of the trading in the stock, determining the fair market value of a share of Class A common stock and Class B common stock as of any date based on the trading prices for the shares during a prior trading period is inherently unreliable.

 Trading of our stock on the Pink OTC Markets is limited and sporadic. From September 14, 2009 (the date our shares began to be quoted on the Pink OTC Markets following the Spin-Off), through November 16, 2009, the trading range on the OTC Pink Markets for our Class A common stock has been between $0.30 and $1.29 per share, and for our Class B common stock was between $0.30 and $1.09 per share. On November 5, 2009, the day before we announced our intention to commence the tender offer, the closing trading price of our Class A common stock was $0.65 per share, and for our Class B common stock was $0.92 per share.

The most recent trade known to us prior to today occurred on November 16, 2009 for the Class A common stock at $1.00 per share, and on November 16, 2009 for the Class B common stock at $1.00 per share.

Does CTM have the financial resources to make payment?

Yes. We have sufficient cash on hand to complete the Offer and pay necessary expenses. We will not borrow any funds needed to complete the Offer.

Am I required to tender a minimum number of shares?

No. The Offer is not subject to a condition that any minimum number of shares be tendered.

How long do I have to tender in the Offer?

In order for you to properly tender your shares, the Depositary must receive your shares and the other documents described in this Offer to Purchase no later than 5:00 p.m. New York City time on Wednesday, December 16, 2009. See “Section 1. Number of Shares; Proration” and “Section 3. Procedure for Tendering Shares” for a more detailed discussion of the expiration of the Offer.

Can the Offer be extended, amended or terminated, and under what circumstances?

We can elect to extend or amend the Offer at any time by publicly announcing the extension. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. See “Section 15. Extension of the Offer; Termination; Amendments” for a more detailed discussion of extension and amendment of the Offer.

We can terminate the Offer under certain circumstances, which include, but are not limited to, the threat or institution of legal action by a government agency that challenges the acquisition of shares under the Offer or that could materially adversely affect our business, the threat or passage of any law or regulation that may materially adversely affect our business, or any change that occurs in our business that is reasonably likely to have a material adverse effect on CTM. See “Section 6. Certain Conditions of the Offer” for a more detailed description of these and other circumstances under which we can terminate the Offer.

How will I be notified if the Offer is extended?

We will announce any extension either through a press release or other public announcement or a subsequent mailing to the stockholders. We also may communicate the extension of the Offer through other means. See “Section 15. Extension of the Offer; Termination; Amendments” for a more detailed discussion of the notification procedure.

Are there any conditions to the Offer?

We will not be obligated to purchase any shares if, in our reasonable discretion, at any time on or after the commencement of the Offer on November 17, 2009 and on or prior to the Expiration Date, any of the following events have occurred which make it inadvisable to proceed with the Offer:

•	a threatened, instituted or pending action by any government or administrative authority or other person that:

o	challenges or seeks to challenge, restrict, prohibit or delay the Offer,

o	delays or limits our ability to pay for some or all of the shares,

o	materially impairs the contemplated benefits of the Offer to us, or

o	could materially adversely affect our business, condition (financial or other), assets, income, operations or prospects; or

•	any law is enacted or regulation imposed which, directly or indirectly, may:

o	prohibit the Offer,

o	delay or limit our ability to pay for some or all of the shares,

o	materially impair the contemplated benefits of the Offer to us, or

o	materially adversely affect our business, condition (financial or other), assets, income, operations or prospects; or

•	any of the following occurs:

o	a U.S. banking moratorium or suspension of payments,

o	a suspension of securities trading in U.S. markets,

o	war, act of terrorism or any other national crisis directly or indirectly involving the U.S.,

o	any limitation on the extension of credit by U.S. lending institutions,

o
any significant decreases in equity prices below certain benchmark thresholds or any change in general political, market, economic or financial conditions that is reasonably likely to have a material adverse effect on our business, condition (financial or other), operations or prospects or on the benefits of the Offer to us, or

o	if any of the above conditions exist at the time the Offer begins, in our reasonable judgment, a material acceleration or worsening of such condition or conditions; or

•
any change occurs in the business, condition (financial or other), assets, income, operations, prospects or share ownership which has a material adverse effect on us or impairs the Offer’s contemplated benefits to us; or

•	there is a change in the U.S. tax laws, the effect of which would change the tax consequences of the Offer in a manner that would adversely affect us; or

•	a merger, business combination or similar transaction involving us is proposed or any other transaction is proposed involving us that makes it inadvisable to proceed with the Offer; or

•	any entity, group or person acquires or proposes to acquire beneficial ownership of more than 5% of our outstanding shares.

See “Section 6. Certain Conditions of the Offer” for a more detailed discussion of the conditions of this Offer. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a discussion of benefits of this Offer.

How do I tender my shares?

Shares Held in Your Own Name. If the share certificates are registered in your own name, you should deliver the following documents to the Depositary so that they will be received on or prior to the Expiration Date at the address specified on page 1 of the “Letter of Transmittal” enclosed with this Offer:

1. The stock certificate(s) for the shares being tendered;

2. A completed and signed Letter of Transmittal; and

3. A completed and signed IRS Form W-9 (included with the Letter of Transmittal) or IRS Form W-8BEN or other applicable form in the case of foreign stockholders.

You may use the envelope enclosed with this Offer to Purchase to return these documents to us.

You may also tender your shares pursuant to the procedure for book-entry transfer described herein in Section 3 “Procedures for Tendering Shares.”

      Shares Held by Your Broker or Other Nominee. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should instruct your broker, dealer, commercial bank, trust company or other nominee to tender the shares on your behalf. Your broker, dealer, commercial bank, trust company or other nominee will execute a Letter of Transmittal on your behalf. See “Section 3. Procedure for Tendering Shares” for a more detailed discussion of the procedure for tendering shares.

What should I do if my stock certificates have been lost, stolen, destroyed or mutilated?

If your stock certificates have been lost, stolen, destroyed or mutilated, you should immediately contact American Stock Transfer & Trust Company, our transfer agent at 6201 15th Avenue, Brooklyn, NY 11219 Attn: Lost Certificate Department, to obtain instructions for replacing them, and check the appropriate box in the Letter of Transmittal.

In what order will tendered shares be purchased? Will tendered shares be prorated?

In the event that more than an aggregate of 2,790,013 shares of Class A common stock and/or Class B common stock  are validly tendered, we will purchase shares in the following order of priority:

•	Odd Lots. We will first purchase shares from all holders of less than 100 Class A shares or Class B shares who properly tender all of their shares of that class.

•
Allocation among the classes. We will calculate the percentages of the total shares tendered that are Class A shares and Class B shares. We will then allocate the percentages of the 2,790,013 less the shares purchased as part of “odd lots” that are represented by those percentages. This will determine the number of non “odd lot” Class A shares and Class B shares to be purchased.

•
Class A Shares. We will purchase Class A shares on a pro rata basis from all other stockholders who properly tender Class A shares until we have acquired the number of Class A shares that results from the above calculation; and

•
Class B Shares. We will purchase Class B shares on a pro rata basis from all other stockholders who properly tender Class B shares until we have acquired the number of Class B shares that results from the above calculation.

Consequently, all of the shares that you tender in the Offer may not be purchased. See “Section 1. Number of Shares; Proration” for a more detailed discussion of proration.

Until what time can I withdraw previously tendered shares?

You can withdraw previously tendered shares until 5:00 p.m., New York City time, on Wednesday, December 16, 2009. If the Offer is extended beyond that time, you may withdraw your tendered shares at any time until the expiration of the Offer.

In addition, if we have not yet accepted your shares for payment, you may withdraw shares you previously tendered after 5:00 p.m., New York City time, on Friday, January 15, 2010. See “Section 4. Withdrawal Rights” for a more detailed discussion of withdrawal rights.

How do I withdraw previously tendered shares?

You must send a notice containing your name, the number of shares tendered, the number of shares you wish to withdraw and the name of the registered holder to the Depositary. Contact information is set forth on the back of this document.

  The Depositary must receive the notice on or before 5:00 p.m., Wednesday, December 16, 2009. If you delivered or otherwise identified the certificates to us, you will need to provide the certificate numbers on those certificates. See “Section 4. Withdrawal Rights” for a more detailed discussion of withdrawal procedures.

Following the tender offer, will CTM continue as a public reporting company?

Yes. We do not believe that the completion of the Offer according to its terms and conditions will cause us to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” for a more detailed discussion of registration under the Exchange Act.

If I decide not to tender, how will the Offer affect my shares?

Your percentage ownership interest in CTM will increase. Your percentage interest in our future earnings will also increase. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a more detailed discussion of the effects of the Offer.

Do CTM insiders or affiliates have any material interest in the transaction?

There is no restriction on our directors and executive officers participating in the Offer. However, our directors and executive officers have indicated that they will not tender shares beneficially owned by them in the Offer. We do not presently know the intentions of our affiliates who are not directors or executive officers. See “Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares” for a more detailed discussion of the interests of insiders or affiliates in the transaction.

Since our directors and executive officers do not intend to tender their shares in connection with this Offer, the percentage of shares owned by the executive officers and directors will increase after the Offer has been completed. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a more detailed discussion of the effects of the Offer.

Does CTM recommend that I tender shares in the Offer?

The Board of Directors has approved the Offer. However, neither we nor our Board of Directors makes any recommendation as to whether stockholders should tender.

How and when will I be paid for my shares?

We will issue checks for all accepted tenders promptly after the Expiration Date. See “Section 5. Acceptance For Payment of Shares and Payment of Purchase Price” for additional information on payment for shares.

v

Will I have to pay taxes if I tender my shares?

Generally, the receipt of cash by a stockholder in exchange for shares tendered in the Offer will be a taxable transaction for federal income tax purposes. The cash received will be treated either as (1) the proceeds of a sale or exchange in which capital gain or loss is recognized, measured by the difference between the cash and the stockholder’s tax basis in the shares exchanged, or (2) as a dividend. The likelihood of a stockholder’s receipt of cash being treated as a sale or exchange on which capital gain (or loss) is recognized, as opposed to a dividend, will depend on the extent to which the stockholder’s percentage ownership (both actual and constructive) of CTM shares is meaningfully reduced in the Offer, taking into account the effect of shares tendered by the other participating stockholders. You should consult your tax advisor regarding the tax treatment of the sale of your shares in this Offer. See “Section 14. Material United States Federal Income Tax Consequences” for additional federal income tax consequences of the Offer.

Will the Offer cause the Spin-Off to be taxable event?

We believe it is likely that the Offer will not impact the tax treatment of the Spin-Off. However, there can be no assurance that the IRS or courts will agree with our conclusion. If the Offer causes the Spin-Off to become a taxable event, this will impact all CTM stockholders whether or not they participate in the Offer. In this case, the distribution of the CTM shares by IDT would reduce the stockholder’s basis in IDT stock, and any excess of the value of CTM shares over the stockholder’s basis in IDT stock would be taxed as capital gain. Also, all stockholders would receive a basis in CTM shares equal to the fair market value of the CTM shares as of the date of the Spin-Off. See “Section 14. Material United States Federal Income Tax Consequences” for additional discussion.

Who can I talk to if I have questions?

Questions or requests for assistance may be directed to Leslie B. Rozner, Chief Financial Officer and Corporate Secretary. Contact information is set forth on the back of this document.

FORWARD-LOOKING STATEMENTS
 This Offer to Purchase Contains Forward-Looking Statements

Certain statements made in this Offer to Purchase, and other written or oral statements made by or on behalf of CTM, may constitute “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as “may,” “will,” “intend,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “continue” or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the opening of new distribution facilities, the expected benefit of our new systems and technology, and the anticipated benefits from our acquisitions and the sale of our proprietary credit card portfolio. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements.

We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

-	Fluctuations in our financial results;
-	Unanticipated delays or acceleration in our sales cycles;
-	Changes in demand for our products and services;
-	Weather conditions and natural disasters;
-	Acts of terrorism or war;
-	Termination or loss of major customer contracts;
-	Competition and innovation in our industries;
-	Our ability to develop and introduce new or enhanced products and services;
-	Difficulty in developing, preserving and protecting our intellectual property;
-	Our ability to protect our information systems;
-	Adequacy of our internal controls;
-	Loss of key management and other personnel;
-	Our ability to comply with laws governing our operations and industries;
-	Increases in tax liabilities;
-	Difficulty in implementing our business strategies;
-	Availability and access to financial and other resources;
-	Failure to qualify as a tax-free reorganization;
-	Our ability to obtain financing; and
-	Labor force stoppages.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2009 that we filed with the Securities and Exchange Commission (“SEC”) on October 29, 2009. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

1.	Number of Shares; Proration

Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, we will accept for payment and purchase an aggregate of 2,790,013 shares of Class A common stock and/or Class B common stock, or any combination thereof, up to a maximum of 2,790,013 shares in the aggregate or such lesser number of shares as are validly tendered on or prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., New York City time, on Wednesday, December 16, 2009, unless we elect to extend the period of time during which the Offer is open. If we extend the period, the term “Expiration Date” will refer to the latest time and date at which the Offer, as so extended by us, will expire. See “Section 15. Extension of the Offer; Termination; Amendments” for a description of our right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also “Section 6. Certain Conditions of the Offer.”

Subject to “Section 2. Tenders by Owners of Fewer than 100 Shares,” if the Offer is oversubscribed, tendered shares will be subject to proration, as described below. The proration period also expires on the Expiration Date.

We reserve the right to purchase more than an aggregate of 2,790,013 shares of Class A common stock and/or Class B common stock pursuant to the Offer. If:

•
we increase or decrease the price to be paid for the shares, increase the number of shares being sought and any such increase in the number of shares being sought exceeds 2% of the outstanding shares of either class of common stock, or decrease the number of shares being sought, and

•
the Offer is scheduled to expire less than ten business days from and including the date that notice of the increase or decrease is first published, sent or given in the manner specified in “Section 15. Extension of the Offer; Termination; Amendments;”

then the Offer will be extended for ten business days from and including the date of the notice. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 5:00 p.m., New York City time.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain conditions. See “Section 6. Certain Conditions of the Offer.”

All shares purchased pursuant to the Offer will be purchased at $1.10 per share to be paid in cash (the “Purchase Price”) promptly following the Expiration Date. All shares not properly tendered and not purchased pursuant to the Offer, including shares not purchased because of proration, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.

If the number of shares validly tendered prior to the Expiration Date is less than or equal to an aggregate of 2,790,013 shares of Class A common stock and Class B common stock (or such greater number of shares as we may elect to purchase pursuant to the Offer), we will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all shares so tendered.

Proration

Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than an aggregate of 2,790,013 shares of Class A common stock and/or Class B common stock are validly tendered at the Purchase Price, we will accept shares for purchase in the following order of priority:

•
Odd Lots. We will first purchase shares from all holders of “odd lots” of less than 100 Class A shares and Class B shares who properly tender all of their share of that class where such “odd lot” represents all of the holder’s ownership of that class.

•
Allocation among the classes. We will calculate the percentages of the total shares tendered that are Class A Shares and Class B Shares. We will then allocate the percentages of the 2,790,013 less the shares purchased as part of “odd lots” that are represented by those percentages. This will determine the number of non “odd lot” Class A shares and Class B shares to be purchased.

•
Class A Shares. We will purchase Class A shares on a pro rata basis from all other stockholders who properly tender Class A shares until we have acquired the number of Class A shares that results from the above calculation; and

•
Class B Shares. We will purchase Class B shares on a pro rata basis from all other stockholders who properly tender Class B shares until we have acquired the number of Class B shares that results from the above calculation.

As described in “Section 14. Material United States Federal Income Tax Consequences,” the number of shares we will purchase from a stockholder may affect the federal income tax consequences to the stockholder of the purchase and therefore may be relevant to a stockholder’s decision whether to tender shares.

2.	Tenders by Owners of Fewer Than 100 Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment, without proration, all shares validly tendered on or prior to the Expiration Date by or on behalf of stockholders who beneficially held, as of the close of business on November 17, 2009, and continue to own beneficially as of the Expiration Date, fewer than 100 shares of Class A common stock or fewer than 100 shares of Class B common stock (“Odd Lot Owners”).  However, to avoid proration, an Odd Lot Owner must validly tender all shares of the relevant class of shares that the Odd Lot Owner beneficially owns. Partial tenders of Odd Lots will not qualify for this preference. This preference is not available to holders of an aggregate of 100 or more shares of Class A common stock or Class B common stock, even if such holders have separate stock certificates for fewer than 100 shares. Any Odd Lot Owner wishing to tender all shares of a particular class of common stock beneficially owned by him or her free of proration pursuant to this Offer must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

3.	Procedure for Tendering Shares

Proper Tender of Shares. For shares to be validly tendered pursuant to the Offer, the certificates for such shares (or timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such shares into the Depositary’s account at the Depository Trust Company (“DTC”), as described below), together with a properly completed and duly executed Letter of Transmittal (or copy thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below)) and any other documents required by the Letter of Transmittal, must be received by the Depositary on or before the Expiration Date at the address set forth on the back cover of this document. In addition, Odd Lot Owners who tender all their shares must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in “Section 1. Number of Shares; Proration.”

The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish accounts with respect to the shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, the Letter of Transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder of the shares exactly as the name of the registered holder appears on the certificate tendered therewith, or

•
shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each of these entities, an “Eligible Institution”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing shares is registered in the name of a person other than the signer of a Letter of Transmittal, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for tendered shares or Book-Entry Confirmation, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Federal Income Tax Backup Withholding. To prevent federal income tax backup withholding equal to 28% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify us of the stockholder’s correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing an IRS Form W-9 (included with the Letter of Transmittal). See Instruction 9 of the Letter of Transmittal. Foreign stockholders, if any, should provide IRS Form W-8BEN (or another appropriate IRS form) instead, but nevertheless may be subject to a 30% U.S. withholding tax. See Instruction 10 of the Letter of Transmittal. For a discussion of certain other federal income tax consequences to tendering stockholders, see “Section 14. Material United States Federal Income Tax Consequences.”  Each stockholder should consult his or her own tax advisor as to whether he or she is subject to or exempt from federal income tax withholding.

Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the Offer and the stockholder’s certificates are not immediately available, time will not permit all required documents to reach the Depositary by the Expiration Date or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the shares may still be tendered provided that all of the following conditions are satisfied:

•	The tender is made by or through an Eligible Institution;

•
the Depositary receives (by hand, mail or overnight delivery), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase and includes a guarantee by an Eligible Institution in the form set forth in such Notice; and

•
the certificates (or a Book-Entry Confirmation) for all tendered shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or copy thereof), with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within five business days after the date we receive the Notice of Guaranteed Delivery.

          Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine all questions as to the number of shares to be accepted, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of shares, in our reasonable discretion. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular shares. No tender of shares will be deemed valid until all defects and irregularities have been cured or waived. Any waiver shall apply to all stockholders. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and neither we nor any other person will incur any liability for failure to give the notice.

Tendering Stockholders Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person (directly or indirectly) to tender shares for his own account unless, at the time of tender and at the end of the proration period (including any extension thereof), the person so tendering

•
has a net long position equal to or greater than the amount of (1) shares tendered or (2) other securities immediately convertible into, exercisable, or exchangeable for the amount of shares tendered, and will acquire such shares for tender by conversion, exercise or exchange of such other securities; and

•	will cause the shares to be delivered in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that

•	the stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4; and

•	The tender of the shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between us and the tendering stockholder upon the terms and subject to the conditions of the Offer. Although there have been limited and sporadic quotations of bid and ask prices for the Class A common stock and Class B common stock in the Pink OTC Markets, there is no established public trading market for either the Class A common stock or Class B common stock, and it may not be possible to short the shares and maintain a short position in the stock. Accordingly, this provision may not be applicable.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, stolen, destroyed or mutilated, the stockholder should promptly notify American Stock Transfer & Trust Company, our transfer agent, at 6201 15th Avenue Brooklyn, NY 11219 Attn: Lost Certificate Department to obtain instructions for replacing them and check the appropriate box in the Letter of Transmittal.

4.	Withdrawal Rights

Except as otherwise provided in this “Section 4. Withdrawal Rights,” the tender of shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by us, may also be withdrawn after 5:00 p.m., New York City time, on Friday, January 15, 2010.

For a withdrawal to be effective,  the Depositary must receive in a timely manner (at the address set forth on the last page of this Offer to Purchase) a written notice of withdrawal. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the shares. If the certificates have been delivered or otherwise identified to us, then prior to the release of the certificates, the tendering stockholder must also submit the certificate numbers shown on the particular certificates evidencing the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. We will determine all questions as to the form and validity (including time of receipt) of notices of withdrawal, in our reasonable discretion. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and neither we nor any other person will incur any liability for failure to give the notice. Any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may, however, be re-tendered prior to the Expiration Date by again following any of the procedures described in “Section 3. Procedure for Tendering Shares.”

If we extend the Offer, delay our purchase of shares or are unable to purchase shares pursuant to the Offer for any reason, then without prejudice to our rights under the Offer, we may, subject to applicable law, retain all tendered shares, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this “Section 4. Withdrawal Rights.”

5.	Acceptance for Payment of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, we will purchase and pay the Purchase Price for an aggregate of 2,790,013 shares of Class A common stock and/or Class B common stock, or any combination thereof (subject to increase as provided in “Section 1. Number of Shares; Proration” and “Section 15. Extension of the Offer; Termination; Amendments”), or such lesser number of shares as are validly tendered, promptly after the Expiration Date.

We will pay for shares purchased pursuant to the Offer. In the event of proration, we will determine the proration factors and pay for those tendered shares accepted for payment promptly after the Expiration Date. We will return certificates for all shares not purchased, including all shares not purchased due to proration (or, in the case of shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “Section 3. Procedures for Tendering Shares,” such shares will be credited to an account maintained at DTC), promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will we pay interest on the Purchase Price. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See “Section 6. Certain Conditions of the Offer.”

         In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the certificates evidencing such shares, or a Book-Entry Confirmation of the delivery of such shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

We may be required to withhold and remit to the Internal Revenue Service 28% of the gross proceeds paid to any tendering stockholder or other payee who fails to complete fully and sign the IRS Form W-9 included with the Letter of Transmittal.

Foreign tendering stockholders should provide IRS Form W-8BEN instead of Form W-9, but nevertheless may be subject to a 30% U.S. withholding tax. See “Section 3. Procedure for Tendering Shares.”

6.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see “Section 15. Extension of the Offer; Termination; Amendments”), if at any time on or after November 17, 2009 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment:

(a)            there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which:

(1) challenges or seeks to challenge, restrict, prohibit or delay the making of the Offer, the acquisition of shares pursuant to the Offer or seeks to obtain any material damages or otherwise relates in any manner to the Offer, or

(2) delays or restricts our ability, or renders us unable, to accept for payment or pay for some or all of the shares;

(3) materially impairs the contemplated benefits of the Offer to us (see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase”); or

(4) in our reasonable judgment, could materially adversely affect the business, condition (financial or other), assets, income, operations or prospects of CTM and its subsidiaries, taken as a whole, or otherwise materially impairs the contemplated future conduct of our business or any of our subsidiaries’ business; or

(b)       there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, or enforced applicable or deemed to be applicable to the Offer or CTM or its subsidiaries, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which would or might directly or indirectly:

(1) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer;

(2) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(3) materially impair the contemplated benefits of the Offer to us (see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase”); or

(4) materially adversely affect the business, condition (financial or other), assets, income, operations or prospects of CTM and its subsidiaries, taken as a whole, or otherwise materially impairs the contemplated future conduct of our business or any of our subsidiaries’ business; or

(c)       there shall have occurred:

(1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States (whether or not mandatory);

(2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in an over-the-counter market;

(3) the commencement or escalation of a war, act of terrorism, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

(4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might have a material adverse effect on the extension of credit by bank or other lending institutions in the United States;

(5) any decline in either the Dow Jones Industrial Average, the S&P 500 Composite Index, the New York Stock Exchange or the Nasdaq Composite Index of 10% or more measured from the close of business on November 17, 2009 or any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect on the Company’s business, condition (financial or other), operations or prospects or the trading in the shares or on the benefits of the Offer to us; or

(6) if any of the above conditions exists at the time the Offer begins, a material acceleration or worsening of such condition or conditions; or

(d)            any change shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or share ownership of CTM and its subsidiaries, taken as a whole, or any other event or circumstance shall have occurred which, in our reasonable judgment, has a material adverse effect on us or our subsidiaries or is reasonably likely to impair the Offer’s contemplated benefits to us (see discussion of benefits of the Offer in “Section 8. Purpose of the Offer; Certain Effects of the Offer”);

(e)            legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

(f)            a tender or exchange offer for any or all of the shares (other than the Offer), or any merger, business combination or other similar transaction with or involving CTM or its subsidiaries, shall have been proposed, announced or made by any entity or person, or any other transaction is proposed involving us (including an acquisition or disposition of stores or other properties) that makes it inadvisable to proceed with the Offer; or

(g)            any entity, group (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such entity or person which has acquired beneficial ownership of more than 5% of the outstanding shares prior to April 24, 2008).

The foregoing conditions are for our sole benefit. We may assert them regardless of the circumstances giving rise to any such condition or they may be waived by us in our reasonable discretion in whole or in part.

7.	Price Range of Shares; Dividends

Since September 14 , 2009 (the date of the Spin-Off ), there has been no established public trading market for either Class A common stock or Class B common stock. There were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink OTC Markets and trade under the symbols “CTMMA” and “CTMMB,” respectively.

Since the Spinoff , the trading range on the Pink OTC Markets for our Class A common stock was between $0.30 and $1.29 per share, and for our Class B common stock was between $0.30 and $1.05 per share. Since the Spin-Off , 92 transactions occurred in the Class A common stock and 738 transaction occurred in the Class B common stock.

The most recent trade known to us occurred on November 16, 2009 for the Class A common stock at $1.00 per share, and on November 16, 2009 for the Class B common stock at $1.00 per share.

We were formed in May 2009 and have never paid cash dividends. We do not expect to pay any cash dividends for the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. Any future declaration of dividends will be subject to the discretion of our Board of Directors based upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

8.	Purpose of the Offer; Certain Effects of the Offer to Purchase

The Offer is part of a plan intended to enhance stockholder value and provide liquidity for stockholders who want to take advantage of the terms of the Offer. The Offer will enable stockholders to sell a portion of their shares despite the limited trading activity in the shares and at a premium to the trading prices before our announcement of the Offer, while retaining a continuing equity interest in CTM if they so desire. Stockholders who decide not to accept the Offer will realize a proportionate increase in their relative equity interest in CTM, and thus in our future earnings and assets, subject to our ability to issue additional shares or other equity securities in the future. CTM intends to place all shares tendered and accepted in treasury.

There is no restriction on our directors and executive officers participating in the Offer. However, our directors and executive officers have indicated that they will not tender shares beneficially owned by them into the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers.

The Offer may provide stockholders who are considering a sale of all or a portion of their shares the opportunity to sell those shares for cash without the usual transaction costs associated with open-market sales. If the purchase of shares in the Offer reduces the number of stockholders of record, the costs to provide services to stockholders may be reduced.

The Board of Directors has unanimously approved the Offer. However, neither we nor the Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder’s shares and has not authorized any person to make any such recommendation. We recommend that stockholders evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to tender shares and, if so, how many shares to tender.

Following completion of the Offer, we may repurchase additional shares, in privately negotiated transactions or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases of shares by us will depend on many factors, including the market price of the shares, the results of the Offer, our business and financial position and general economic and market conditions. We have announced that we intend to engage in future stock repurchases as a way to provide further ongoing liquidity opportunities for our stockholders, subject to our Board of Directors’ consideration of our cash flow position, market conditions and such other criteria as the Board deems appropriate.

Shares we acquire pursuant to the Offer will be retired.

9.	Certain Information About CTM Media Holdings

On September 14, 2009, IDT completed the tax-free Spin-Off through a pro rata distribution of our common stock to its stockholders of record as of the close of business on August 3, 2009 (the “record date”). As a result of the Spin-Off, each of IDT’s stockholders received: (i) one share of our Class A common stock for every three shares of IDT’s common stock held on the record date; (ii) one share of our Class B common stock for every three shares of IDT’s Class B common stock held on the record date; (iii) one share of our Class C common stock for every three shares of the IDT’s Class A common stock held on the record date; and (iv) cash in lieu of a fractional share of all classes of our common stock.

Business Profile. CTM Media Holdings, Inc., a Delaware corporation, is a holding company consisting of the following principal businesses:

•           CTM Media Group, our brochure distribution company and other advertising-based product initiatives focused on small to medium sized businesses;

•           Our majority interest in Idea and Design Works, LLC (“IDW”), a comic book and graphic novel publisher that creates and licenses intellectual property; and

•           The WMET-AM radio station in the Washington, D.C. metropolitan area (“WMET”).

The Company is currently evaluating strategic alternatives with respect to certain of its business units in an attempt to (i) rid itself of the negative impact of money losing operations, or (ii) take advantage of attractive opportunities to monetize business units.

CTM Media Group

CTM Media Group, Inc. develops and distributes print and mobile-based advertising and information in targeted tourist markets. Advertisers include entertainment venues, tourist attractions, and cultural sites as well as their related service providers including dining, lodging, and transport services. CTM Media Group leverages its regional network of more than 11,000 proprietary brochure display stations to distribute over 135 million printed brochures and cards per year to tourists, and to drive mobile and Internet traffic to its online tourist information services. CTM Media Group’s client base includes over 3,000 advertisers in 30 states and provinces in the United States (including Puerto Rico) and Canada. Its distribution territory in the United States includes the Northeast, Mid-Atlantic, and Midwestern states. CTM Media Group is a brochure distribution market leader in each of the following greater metro areas: New York City, Boston, Toronto, Ottawa, Miami, Ft. Lauderdale, Philadelphia, Chicago, St. Louis, Kansas City, Minneapolis/St. Paul, Detroit and Cleveland.

Throughout its operating region, CTM Media Group operates five integrated and complimentary business lines: Brochure Distribution, Design & Print, Publishing, RightCardTM, and Digital Distribution.

Brochure Distribution

CTM Media Group distributes client brochures through its network of more than 11,000 strategically located display stations.Brochure distribution is CTM Media Group’s largest line of business generating roughly 90% of CTM Media Group’s revenues in fiscal 2009.

Design & Print

CTM Media Group leverages its in-house design team and large print volumes to provide clients with cost-effective custom design and print services. Design & Print services contributed approximately 8% of CTM Media Group’s revenues in fiscal 2009.

Publishing

CTM Media Group publishes maps with integrated display advertising and identified tourist locations. Current map cover key metropolitan areas within CTM Media Group’s territory including Boston/New England, Chicago, Kansas City, Minneapolis/St. Paul, New York City, Philadelphia, Southeast Florida, St. Louis, and Toronto. Publishing accounted for approximately 1% of CTM Media Group revenues in fiscal 2009.

                     RightCardTM

CTM Media Group designs and prints RightCardsTM – pocket-sized cards in a consistent format distributed through a network of specialized display stations in high-traffic areas. The RightCardTM content format includes a discount or value offer, map and contact information in both print and online. RightCardsTM are distributed at approximately 600 locations. The RightCardTM program contributed approximately 1% of CTM Media Group’s revenues in fiscal 2009.

                Digital Distribution

CTM Media Group’s digital distribution business helps CTM Media Group clients effectively target and reach tourists who use mobile devices and/or the Internet.

IDW

IDW is an independent comic book publisher pre-eminent in the horror and action genres, boasting such high-profile titles as 30 Days of Night, Angel, Doctor Who, G.I. Joe, Locke and Key, Star Trek and The Transformers.

IDW’s comic book and trade paperback publications are distributed through two channels: (i) to comic book specialty stores on a non-returnable basis (the “direct market”), and (ii) to traditional retail outlets, including bookstores and newsstands, on a returnable basis (the “mass market”). In addition, IDW provides clients with custom comic books and artwork/graphic design services (“creative services”). In fiscal 2007, 2008 and 2009, the direct market accounted for 56%, 50% and 50%, respectively, of IDW’s revenue, while the mass market accounted for 29%, 34% and 38%, respectively, and creative services accounted for 10%, 11% and 6%, respectively. IDW has other less significant sources of revenues. IDW’s primary customer is Diamond Comic Distributors, Inc. (“Diamond”), an unaffiliated entity that handles the vast majority of all comic publishers’ direct market distribution. Diamond purchases IDW’s publications and subsequently sells them to both the direct and non-direct markets. Retail stores are also indirect IDW customers.

In an effort to increase availability of versions of its content at retail outlets, IDW has entered into a number of digital distribution agreements this year, and IDW’s publications are currently available for purchase via mobile phones, primarily iPhones/iPod Touch. IDW titles are also available direct-to-desktop via several websites and are expected to be available on Sony’s PSP and PSP Go by the end of calendar 2009.

In fiscal 2009, IDW generated revenues of $12.6 million and operating loss of $0.1 million, which included the impact of a goodwill impairment of $1.8 million related to IDT’s acquisition of IDW. In fiscal 2008, IDW generated revenues of $9.9 million and operating income of $0.5 million.

Effective November 5, 2009, IDT Internet Mobile Group, Inc., a subsidiary of the Company purchased an additional 538 Class A Units of IDW, from two holders for aggregate cash in the amount of $414,000. The sold units represented all of the sellers' ownership interests in IDW. The Company now holds an aggregate ownership percentage of 76.665% in IDW and the remaining interests are owned by founders of the business who are actively engaged in its operations.

WMET

We own and operate WMET 1160 AM, a radio station in the Washington, D.C. metropolitan area (“WMET”). The station broadcasts at 50 kilowatt power daytime and 1.5 kilowatt after sunset  serving the Washington, D.C. metropolitan area, the nation’s ninth-largest radio market, including the corridor from Baltimore, Maryland to Richmond, Virginia. WMET is a reseller of radio broadcast time to outside parties.

In addition to broadcasting in the Washington, D.C. metropolitan area, WMET’s radio signal is simultaneously broadcast via Web-streaming technology. WMET’s customers, who buy airtime, provide a balance of entertainment and information programming, including Spanish and Ethiopian programming. WMET offers studio personnel providing technical support.

In the format as a primary reseller of radio broadcast to outside parties, WMET earns revenues through the rental of airtime slots as well as the sale of advertising. In fiscal 2009, WMET generated revenues of $1.2 million and operating loss of $1.9 million. In fiscal 2008, WMET generated revenues of $1.2 million and operating loss of $4.6 million, which included a $3.5 million impairment of fixed assets.

The Company is currently evaluating  strategic alternatives with respect to WMET in an attempt to monetize or eliminate the negative impact of money losing operations.  The options being explored include an outright sale of the business or a Local Marketing Agreement where a third party would operate WMET in exchange for an annual payment to the Company. While the Company works to internally improve the operational and financial performance of the station, it believes that the station’s performance could be enhanced if it were part of a larger group that owned or operated more than one radio station, thereby making the station's value in such a context greater than can be realized through operating the business within the Company. The Company is actively seeking offers for such arrangements, but has no binding agreements for any such transaction and cannot assure you that any transaction will be completed or on what terms.

Additional Information. We are subject to the informational requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in the proxy statements and reports certain information, as of particular dates, concerning our directors and officers, their compensation, the principal owners of CTM securities and any material interest of such persons in transactions with us.

We also have filed an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, which includes certain additional information relating to the Offer. These filings are available at the investor relations page of our website (http://ir.ctmholdings.com). You may also obtain copies of the Schedule TO and the exhibits thereto by requesting them in writing or by telephone at the address or telephone number listed on the last page of this Offer to Purchase. Such material also may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and also on the SEC website at  www.sec.gov. Copies may also be obtained by mail for prescribed rates from the SEC’s Public Reference Room, 100 F Street N.E., Washington, D.C. 20549.

Documents Incorporated by Reference. The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Offer to Purchase incorporates by reference the document set forth below (other than any portions of the filing that was furnished, under applicable SEC rules, rather than filed), including the exhibits that the document specifically incorporates by reference, that we have previously filed with the SEC. The document contains important information about us and our financial performance.

•	Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (filed on October 29, 2009).
•	Restricted Stock Agreement between the Company and Mr. Jonas (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed October 20, 2009).

We will file an amendment to our Schedule TO to include information contained in documents that we may in the future file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of the final amendment to the Schedule TO.

You can obtain any of these documents from us or from the SEC’s public reference facility or web site at the addresses described above. These documents are available from us without charge, excluding any exhibits to those documents. You also can obtain any of these documents by requesting them in writing or by telephone from us at the address or telephone number listed on the last page of this Offer to Purchase. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail promptly after we receive your request.

10.	Source and Amount of Funds

Assuming that we purchase all 2,790,013 shares of Class A common stock and Class B common stock pursuant to the Offer at a Purchase Price of $1.10 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $ 3,150,000.

We plan to obtain the funds needed for the Offer from cash on hand. We will not borrow any of the funds needed to complete the Offer.

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of November 16, 2009, we had 1,285,818 shares of Class A common stock and 6,923,450 shares of Class B common stock outstanding. We have reserved an additional 383,020 Class B shares for issuance under our 2009 Stock Option and Incentive Plan, discussed below, and have all such shares available for issuance under such plan as of November 16, 2009.

The 2,790,013 shares of Class A common stock and/or Class B common stock that we are offering to purchase represent approximately 34% of the combined outstanding Class A and Class B shares, and 30% of all shares of common stock outstanding, as of November 16, 2009. On that date, our directors and executive officers as a group (six persons) beneficially owned an aggregate 1,588,012  shares of Class A common stock (assuming conversion of all 1,090,775 currently outstanding shares of Class C common stock into Class A common stock for the percentage ownership information of Howard Jonas) representing approximately 67% of the total outstanding Class A and Class C shares) and 2,400,237 shares of Class B common stock (representing approximately 35% of the total outstanding Class B shares) for a total of 43% of all shares (including shares of our Class C common stock) outstanding.

Directors, officers and employees who own our shares may participate in the Offer on the same basis as our other stockholders. However, our directors and executive officers have indicated that they will not tender shares beneficially owned by them in the Offer. As a result, their beneficial ownership percentage will increase as a result of the consummation of the Offer. Assuming we purchase all 2,790,013 shares of Class A common stock and Class B common stock pursuant to the Offer and that no shares are tendered by directors and executive officers, the directors and executive officers as a group would beneficially own approximately 61% of all shares (including shares of our Class C common stock) outstanding.

Security Ownership. The following table sets forth certain information regarding the beneficial ownership of shares of Class A and Class B common stock as of November 16, 2009 held by each director, each executive officer and all directors and executive officers as a group. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named above have sole voting and investment power with respect to all shares of Class A Common Stock and Class B Common Stock shown as being beneficially owned by them.

Name	Number of Shares of Class A Common Stock		Percentage of Ownership of Class A. Common Stock(1)	Number of Shares of Class B Common Stock		Percentage of Ownership of Class B. Common Stock(2)
Howard S. Jonas Chairman of the Board and Director 11 Largo Drive South Stamford, CT 06907	1,588,012	(3)	66.8%	2,394,883	(4)	34.6%
Marc E. Knoller Chief Executive Officer, President and Director	—		—	5,033	(5)	*
Leslie B. Rozner Chief Financial Officer	—		—	321	(6)	*
Jan Buchsbaum Independent Director	—		—	—		—
Perry Davis Independent Director	—		—	—		—
Elion Krok Independent Director	—		—	—		—
All directors and executive officers as a group	1,588,012		66.8%	2,400,237		34.7%

*	Beneficial ownership represents less than 1% of the applicable class of our outstanding common stock.

(1)
Percentage ownership is based on 1,285,818 shares of Class A common stock that were outstanding as of November 16, 2009 and 1,090,775 shares of Class C common stock (assuming conversion to Class A common stock) that were outstanding as of November 16, 2009.

(2)	Percentage ownership is based on 6,923,450 shares of Class B common stock that were outstanding as of November 16, 2009.

(3)
Consists of an aggregate of 1,090,775 shares of Class C common stock (which are convertible into Class A common stock) and 497,237 shares of Class A common stock (which includes 294,444 shares of restricted Class A common stock) held directly by Mr. Jonas or foundations that Mr. Jonas controls.

(4)
Consists of 2,394,401 shares of Class B common stock (which includes 2,177,856 shares of restricted Class B common stock) held directly by Mr. Jonas or trusts, foundations, accounts or entities that Mr. Jonas controls and 482 shares of Class B common stock held by Mr. Jonas in his IDT Corporation 401(k) plan as of November 13, 2009.  Does not include an aggregate of 348,360 shares of Class B common stock beneficially owned by trusts for the benefit of the children of Mr. Jonas, as Mr. Jonas does not exercise or share investment control of these shares.

(5)	Consists of 4,535 shares of Class B common stock held by Mr. Knoller directly and 498 shares of Class B common stock held by Mr. Knoller in his IDT Corporation 401(k) Plan as of November 13, 2009.

(6)	Consists of shares of Class B common stock held by Mr. Rozner directly.

Recent Securities Transactions. Based upon our records, and upon information provided to us by our directors, executive officers and affiliates, neither we nor our subsidiaries nor, to our knowledge, any of our executive officers or directors, nor any affiliate of any of the foregoing, had effected any transactions involving the shares during the 60 days prior to the date of this document, except for any transfers in connection with the Spinoff and as set forth below. However, see below regarding the grant of restricted stock to our Chairman Howard Jonas on October 14, 2009. Further there have been some transfers among entities controlled by our Chairman, Howard Jonas.

The disclosures required under Section 16 of the Exchange Act with respect to the transactions described above have been filed with the SEC.

Equity Compensation Plans. In September 2009, we adopted the CTM Media Holdings, Inc. 2009 Stock Option and Incentive Plan (the “2009 Plan”), which was approved by IDT as our sole stockholder. The following is a general description of the 2009 Plan.

Objectives. The plan is designed to attract and retain officers and employees, to encourage the sense of proprietorship of such officers and employees and to stimulate the active interest of such persons in our development and financial success. These objectives are to be accomplished by making awards under the plan and thereby providing participants with a proprietary interest in our growth and performance.

Eligibility. All of our employees and directors are eligible for awards under the plan. Our Compensation Committee selects the participants from time to time by the grant of awards.

Shares Available for Awards. No shares of our Class A common stock and 383,020 shares of our Class B common stock are available for awards under the plan.

Administration. The plan is administered by our Compensation Committee. The Committee and our Board of Directors have full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as they may deem necessary or proper, all of which powers are exercised in our best interests and in keeping with the objectives of the plan.

Awards. At the discretion of the Compensation Committee, awards may be in the form of (1) options, representing rights to purchase a specified number of shares of Class A common stock or Class B common stock at a specified price; (2) stock appreciation rights, representing rights to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified value of a number of shares of Class A common stock or Class B common stock on the rights’ exercise date over a specified strike price; and (3) grants of restricted or unrestricted Class A common stock or Class B common stock or units denominated in Class A common stock or Class B common stock. The Compensation Committee determines the type or types of awards to be made to each participant under the plan and the terms, conditions and limitations applicable to each such award. Each award is embodied in an award agreement containing such terms, conditions and limitations as determined by the Compensation Committee in its sole discretion.

Payment of Awards. Generally, payment of awards may be made in the form of cash, Class A common stock or Class B common stock or combinations thereof and may include such restrictions as the Compensation Committee determines including, in the case of Class A common stock or Class B common stock, as applicable, restrictions on transfer and forfeiture provisions.

The following is a brief description of these awards:

Stock Options. An award may consist of a right to purchase a specified number of shares of Class A common stock or Class B common stock, as applicable at a price specified by the Compensation Committee in the award agreement or otherwise. A stock option may be in the form of an incentive stock option to a participant who is an employee, which in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code, or, in the case of participants who are employees or directors, in the form of a nonqualified option. The plan authorizes the Committee to specify the manner of payment of the option price.

Stock Appreciation Rights. A stock appreciation right (“SAR”), consists of a right to receive a payment, in cash or Class A common stock or Class B common stock, as applicable, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Class A common stock or Class B common stock, as applicable on the date the SAR is exercised over a specified strike price as set forth in the award agreement.

Stock Awards. A stock award may consist of Class A common stock or Class B common stock, as applicable or may be denominated in units of Class A common stock or Class B common stock, as applicable. All or part of any stock award may be subject to conditions established by the Compensation Committee and set forth in the award agreement. The Committee may permit dividend equivalents with respect to restricted stock units. Such awards may be based on fair market value or other specified valuations.

Transactions and Arrangements Concerning the Shares.

On October 14, 2009, our Board of Directors granted our Chairman of the Board and founder, Howard S. Jonas, 1.8 million restricted shares of our Class B common stock with a value of $1.25 million on the date of grant in lieu of a cash base salary for the next five years. The restricted shares will vest in equal thirds on each of October 14, 2011, October 14, 2012 and October 14, 2013. Unvested shares would be forfeited if we terminate Mr. Jonas’ employment other than under circumstances where the accelerated vesting applies. The shares are subject to adjustments or acceleration based on certain corporate transactions, changes in capitalization, or termination, death or disability of Mr. Jonas. If Mr. Jonas is terminated by us for cause, a pro rata portion of the shares would vest. This arrangement does not impact Mr. Jonas’ cash compensation from the date of the Spin-Off through the pay period including the grant date. This summary of the arrangement between us and Mr. Jonas is qualified in its entirety by the Restricted Stock Agreement between us and Mr. Jonas, which was filed with the SEC on October 20, 2009 as Exhibit 10.01 to our Current Report on Form 8-K (the “Jonas Stock Agreement”).

Other than the Jonas Stock Agreement described above, neither we nor, to our knowledge, any of our directors, executive officers or affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the Offer on the Market for Shares; Registration Under the Exchange Act

    Since the Spin-Off, there has been no established public trading market for either Class A common stock or Class B common stock. There have been limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink OTC Markets and trade under the symbols “CTMMA” and “CTMMB,” respectively. Our purchase of shares pursuant to the Offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. In addition, we have no current plans to list the shares on a national stock exchange or otherwise to pursue a public market for the shares. If, however, you tender your shares in this Offer, you may lose the opportunity to participate in any initial public offering or business combination transaction in the future that may result in a higher price for your shares than the Purchase Price presented by this Offer. You will also lose the opportunity to participate in the future earnings and distributions of CTM or to benefit from any future appreciation in the value of your shares resulting from the operations of our business or transactions involving us.

The shares are registered under the Exchange Act which requires, among other things, that we furnish certain information to our stockholders and the SEC. As of November 16, 2009, we had 57 holders of record of our Class A common stock and 120 holders of record of our Class B common stock. We do not believe that the completion of the Offer according to its terms and conditions will result in our becoming eligible for termination of registration under the Exchange Act.

13.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may be required to delay the acceptance for payment of, or payment for, shares tendered pursuant to this Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for payment, and pay for, shares are subject to the conditions specified in “Section 6. Certain Conditions of the Offer.”

14.	Material United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences of the Offer, is for general information only, and does not purport to consider all aspects of federal income taxation that may be relevant to stockholders. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. The discussion below addresses only shares held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address matters that may be relevant to stockholders in light of their particular circumstances or to certain stockholders subject to special treatment under the Code, such as financial institutions, insurance companies, dealers in securities or currencies, traders in securities who elect a mark-to-market method of tax accounting, tax-exempt organizations, foreign persons, directors, employees, former employees or other persons who acquired their shares as compensation, including upon the exercise of stock options, and persons who are holding shares as part of a straddle, conversion, constructive sale, hedging or other integrated transaction.

This discussion does not consider the effect of any applicable state, local or non-U.S. tax laws. In addition, this discussion is based upon tax laws in effect on the date of this document, which are subject to change (possibly with retroactive effect). We recommend that each stockholder consult his or her own tax advisor as to the particular tax consequences to such stockholder of participating or not participating in the Offer, including the application of state, local and foreign tax laws and possible tax law changes.

Impact of Offer on Prior Spin-Off by IDT.   We believe that, because the Offer was not planned at the time of the Spin-Off by IDT but instead the Offer arose as a result of market conditions, the Offer likely will not impact the tax treatment of the Spin-Off. However, the determination of whether a redemption impacts a spin-off depends on the facts and circumstances, and there can be no assurance that the IRS or courts will agree with our conclusion.

If the Offer causes the spin-off to become a taxable event, this will impact all CTM stockholders whether or not they participate in the Offer. In this case, because we believe IDT did not have “earnings and profits” as of the date of the Spin-Off even as a result of a taxable spin-off, the distribution of the CTM shares by IDT would be considered a non-dividend distribution. Such distribution would be treated as a return of capital (reducing the stockholder’s basis in IDT stock) to the extent of the stockholder’s basis in his IDT stock, and any excess of the value of CTM shares over the stockholder’s basis in IDT stock would be taxed as capital gain.  Also, all stockholders would receive a basis in CTM shares equal to the fair market value of the CTM shares as of the date of the spin-off.

Treatment of Participation in Offer in General. A stockholder’s exchange of shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign or other tax laws.

Treatment as a Sale or Exchange. Under Section 302 of the Code, a transfer of shares to us pursuant to the Offer will be treated as a sale or exchange of the shares (rather than as a corporate dividend distribution) if the receipt of cash upon the sale (a) is “substantially disproportionate” with respect to the stockholder, (b) results in a “complete termination” of the stockholder’s interest in CTM or (c) is “not essentially equivalent to a dividend” with respect to the stockholder. These tests (the “Section 302 tests”) are explained more fully below.

If any one of the Section 302 tests is satisfied with respect to a tendering stockholder, such stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder’s adjusted tax basis in the shares sold pursuant to the Offer. If the shares have been held for more than one year, the gain or loss will be long-term capital gain or loss. Stockholders who received the shares in the Spin-Off will generally have the same holding period in their CTM shares that they had in their IDT shares. For U.S. taxpayers other than corporations, net long-term capital gain from the sale of shares held for more than one year is taxed at a maximum federal income tax rate of 15%. Therefore, a tendering stockholder may wish to take into account the various bases and holding periods of his or her shares, if such characteristics are not uniform, in determining which shares to tender.

Constructive Ownership of Stock. In determining whether any of the Section 302 tests is satisfied, a stockholder must take into account not only shares actually owned by the stockholder but also shares that are constructively owned pursuant to Section 318 of the Code. Under Section 318, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities in which the stockholder has an interest, or, in the case of stockholders that are entities, by certain individuals or entities that have an interest in the stockholder, as well as any shares the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

Application of Section 302 Tests. One of the following tests must be satisfied in order for the sale of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

(a) Substantially Disproportionate Test. The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if:

(i) the stockholder owns, actually and constructively, less than 50% of the total combined voting power of all classes of stock entitled to vote immediately after the redemption,

(ii) the percentage of the total voting stock actually and constructively owned by the stockholder immediately following the sale of shares pursuant to the Offer (treating all shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the voting stock actually and constructively owned by the stockholder immediately before the sale (treating all shares sold pursuant to the Offer as outstanding), in each case taking into account the relative voting rights of the Class A and Class B common stock, and

(iii) the combined percentage of the Class A and Class B common stock actually and constructively owned by the stockholder immediately following the sale of shares pursuant to the Offer (treating all shares exchanged pursuant to the offer as not outstanding) is less than 80% of the combined percentage of the Class A and Class B common stock actually and constructively owned by the stockholder immediately before the sale (treating all shares sold pursuant to the Offer as outstanding) in each case taking into account the relative fair market values of the Class A and Class B common stock.

          (b) Complete Termination Test. The receipt of cash by a stockholder will be a complete termination of the stockholder’s interest in CTM if either

(i) all of the shares actually and constructively owned by the stockholder are sold pursuant to the Offer or

(ii) all of the shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the stockholder under the family attribution rules in accordance with the procedures described in Section 302(c)(2) of the Code.

Stockholders should consult their tax advisors as to whether such an election is available and, if so, whether such an election is desirable.

(c) Not Essentially Equivalent to a Dividend Test. The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder’s sale of shares pursuant to the Offer results in a “meaningful reduction” of the stockholder’s proportionate interest (both actual and constructive) in CTM. Whether the receipt of cash by a stockholder will result in a meaningful reduction of the stockholder’s proportionate interest will depend on the stockholder’s particular facts and circumstances. However, the IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation, who exercises no control over corporate affairs, may constitute such a “meaningful reduction.” Stockholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

All shares tendered by stockholders and related parties in the Offer will be taken into account in determining whether any particular stockholder meets one of the Section 302 tests. Further, although the issue is not free from doubt, a stockholder may be able to take into account acquisitions or dispositions of shares (including market purchases and sales) that occur substantially contemporaneously with the Offer in determining whether any of the Section 302 tests is satisfied.

Because the ability of a particular stockholder to meet one of the Section 302 tests depends on a “before” and “after” comparison of the stockholder’s actual and constructive percentage ownership of CTM’s outstanding shares, the extent to which other stockholders sell their shares in the Offer will affect the particular stockholder’s ability to meet a Section 302 test. Further, in the event that the Offer is oversubscribed, our purchase of shares pursuant to the Offer will be prorated. In such case, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, not all of the shares will be purchased by us, which in turn may adversely affect the stockholder’s ability to satisfy the Section 302 tests. Thus, a stockholder cannot be assured of being able to qualify under a Section 302 test at the time the stockholder determines to tender shares in the Offer. We recommend stockholders consult their own tax advisors regarding the likelihood that the stockholder will be able to meet one of the Section 302 tests.

Treatment as a Dividend. If a stockholder does not satisfy any of the Section 302 tests, and we have sufficient earnings and profits (as we currently anticipate will be the case, although there can be no assurances), a tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder’s basis in the shares sold pursuant to the Offer, and (except as described below for corporate stockholders eligible for the dividends-received deduction) the stockholder’s basis in those shares will be added to the stockholder’s basis in his or her remaining shares. Because no assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, no assurance can be given that any particular stockholder will not be treated as having received a dividend.

Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, “qualified dividend income” received by a U.S. taxpayer other than a corporation is subject to a maximum federal income tax rate of 15%, provided that certain holding period and other requirements are met. We recommend that stockholders consult their own tax advisors regarding the applicability of the reduced tax rates to the portion of the redemption proceeds, if any, that is treated as a dividend. If the redemption proceeds are treated as dividend income to a particular stockholder but do not constitute “qualified dividend income,” then such dividend income will be taxable to the stockholder as regular ordinary income (at federal tax rates as high as 35%).

Special Rules for Corporate Stockholders. To the extent that the exchange of shares by a corporate stockholder is treated as a dividend, the stockholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to “debt-financed portfolio stock” under Section 246A of the Code and to the 45-day holding period requirement of Section 246(c) of the Code. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all stockholders, any amount treated as a dividend to a corporate stockholder generally is expected to constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Under Section 1059 of the Code, the corporate stockholder must reduce the tax basis of its stock by the tax-deductible portion of the dividend. Also, if the deductible portion of an extraordinary dividend exceeds the stockholder’s tax basis for the stock, the stockholder must treat any such excess as gain from the sale or exchange of the stock.

Backup Withholding. See “Section 3. Procedure for Tendering Shares” with respect to the federal income tax backup withholding requirements. Foreign tendering stockholders may be subject to a 30% U.S. withholding tax and should consult with their own tax advisors.

The tax discussion set forth above is included for general information purposes only. The tax consequences of a sale pursuant to this Offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein regarding the state, local or foreign tax consequences of the transaction contemplated by this Offer. We recommend that stockholders consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to this Offer and the effect of the stock ownership attribution rules described above.

15.	Extension of the Offer; Termination; Amendments

We expressly reserve the right, at any time or from time to time, to elect to extend the period of time during which the Offer is open by publicly announcing the extension. Any such extension shall be in compliance with Rule 14e-1(d) under the Exchange Act. We also expressly reserve the right to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in “Section 6. Certain Conditions of the Offer” by making a public announcement of such termination or postponement.

Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rules 13e-4(f)(2) and 13e-4(f)(5) promulgated under the Exchange Act. Rule 13e-4(f)(2) requires that we permit shares tendered pursuant to the Offer to be withdrawn: (i) at any time during the period the Offer remains open; and (ii) if not yet accepted for payment, after the expiration of forty business days from the commencement of the Offer. Rule 13e-4(f)(5) requires that we either pay the consideration offered or return the shares tendered promptly after the termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of shares we may purchase or the price it may pay pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time if public announcement is made and, such announcement, in the case of an extension, is issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 13e-4 promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms of information. If:

•
we increase or decrease the price to be paid for shares, or increase the number of shares being sought and any such increase in the number of shares being sought exceeds 2% of the outstanding shares of each class of common stock, or we decrease the number of shares being sought, and

•
the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16.	Solicitation Fees and Expenses

Our officers and employees may contact stockholders by mail, in person or by telecommunication and may request custodians to forward materials relating to the Offer to beneficial owners. We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares pursuant to the Offer. However, we will, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials regarding the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of this Offer.

17.	Miscellaneous

The Offer is not being made to, nor will we accept tenders from, holders of shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares would not be in compliance with the laws of such jurisdiction. However, we reserve the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the we make a good faith effort to comply with any state law deemed applicable to the Offer, if we cannot do so, we believe that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

CTM Media Holdings, Inc.
November 17, 2009

ADDITIONAL INFORMATION

The Letter of Transmittal and certificates for the shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or their nominee to the Depositary at the following address:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Hand or Overnight Courier: American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

By Facsimile (for Eligible Institutions only):
(718) 234-5001 Fax cover sheets should provide a call back phone number and request a call back, upon receipt. Confirm Receipt by Calling: (877) 248-6417 or (718) 921-8317

You are directed to contact Leslie B. Rozner at the telephone number and address above with any questions or requests for assistance or for additional copies of this Offer, the Letter of Transmittal, or the Notice of Guaranteed Delivery.